UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-36343
CUSIP Number: 002121101
NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
A10 NETWORKS, INC.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

3 West Plumeria Drive
(Address of Principal Executive Office (Street and Number))

San Jose, California 95134
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
A10 Networks, Inc. (“A10” or the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”) by May 10, 2018, the original due date for such filing, without unreasonable effort or expense. As announced on January 30, 2018, the Audit Committee of the Company’s board of directors, with the assistance of outside counsel, is currently conducting an investigation regarding certain revenue recognition and internal control matters. The investigation is focused primarily on the time period of the fourth quarter of 2015 through the fourth quarter of 2017 inclusive. The Audit Committee has not reached any conclusions because the investigation is ongoing. Consequently, the Company is not in a position to file the Form 10-Q until after the completion of the Audit Committee’s investigation. While the Company continues to work expeditiously to conclude this review and to file the Form 10-Q as soon as practical, it does not anticipate filing its Form 10-Q within the five-day extension period provided under Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tom Constantino	(408)	325-8668
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐  No ☒

Form 10-K for the year ended December 31, 2017

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐  No ☒

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including statements regarding our expectations regarding the timing of filing the Form 10-K.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal investigation; the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the internal investigation; and the timing of the review by, and the conclusions of, our independent registered public accounting firm regarding the internal investigation and our financial statements. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

A10 NETWORKS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2018	By	/s/ Tom Constantino
Tom Constantino
Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).